Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Set forth below is a news article first made available on December 18, 2025 in connection with the proposed Business Combination.

12/18/25, 3:50 PM Massachusetts Battery Start-Up to List on Stock Exchange - The New York Times

The New York Times

https://www.nytimes.com/2025/12/18/business/energy-environment/factorial-electric-vehicle-battery-spac.html

Massachusetts Battery Start-Up to List on Stock Exchange

Factorial, the start-up, said the listing would provide money that would help it bring new solid-state batteries to market as soon as 2027.

Listen to this article · 3:09 min Learn more

By Jack Ewing

Dec. 18, 2025 Updated 3:27 p.m. ET

Factorial Energy, which is developing advanced batteries for Mercedes-Benz and other carmakers that can store more energy than devices in use now do, said Thursday that it planned to list shares on the stock exchange next year.

The transaction would value Factorial at $1.1 billion and initially provide $100 million in capital the company can use to make batteries. The batteries could be in cars as soon as 2027, Siyu Huang, the company's chief executive, said in an interview Thursday.

"This is an inflection point in the company's commercialization," she said. The shares will begin trading around the middle of 2026, Factorial said.

The company is developing solid-state batteries that do not require the flammable electrolyte found in most electric vehicles today and that weigh significantly less. Such batteries can charge faster and can help electric cars travel as far on a full charge as conventional vehicles running on gasoline. But there are significant challenges in producing the batteries in large numbers.

https://www.nytimes.com/2025/12/18/business/energy-environment/factorial-electric-vehicle-battery-spac.html 1/3

12/18/25, 3:50 PM Massachusetts Battery Start-Up to List on Stock Exchange - The New York Times

Factorial will merge with Cartesian Growth Corporation III, a special purpose acquisition company, or SPAC. Merging with such companies avoids some of the regulatory scrutiny and cost of a conventional initial public offering.

SPACs are shell corporations that list on a stock exchange, with the goal of buying a private business and taking it public. Once popular, these firms have become less common after a number of spectacular failures.

This year Mercedes-Benz installed a Factorial battery cell in a test car that could travel almost 750 miles on a charge. It was apparently the first successful test of solid-state technology in a production vehicle, at least outside China.

Next year, Factorial plans to install its batteries in test vehicles made by Stellantis, another partner. Stellantis owns Jeep, Dodge, Ram, Fiat and Peugeot. The batteries will probably be available first in high-performance and luxury vehicles like the Dodge Charger Daytona, Ms. Huang said, before moving to more affordable, mass-market cars.

Factorial is also working with Hyundai and its sister company, Kia.

Two of Factorial's main competitors, QuantumScape and Solid Power, listed shares with the help of SPACs several years ago. Their stocks are trading at prices well below their highs after solid-state technology proved difficult to mass-produce.

Ms. Huang said she was not discouraged by a slowdown in sales of electric vehicles in the United States and plans by companies like Ford Motor to shift some of their investments from electric vehicles to hybrid and gasoline models.

U.S. consumers have been hesitant to buy electric vehicles because "the existing battery is not big enough and it's not light enough, it's not efficient enough," Ms. Huang said. "There needs to be a next generation to address the issues that our U.S. consumers are facing."

Cantor Fitzgerald advised Factorial on the deal.

Jack Ewing covers the auto industry for The Times, with an emphasis on electric vehicles.

https://www.nytimes.com/2025/12/18/business/energy-environment/factorial-electric-vehicle-battery-spac.html 2/3

12/18/25, 3:50 PM Massachusetts Battery Start-Up to List on Stock Exchange - The New York Times

A version of this article appears in print on , Section B, Page 5 of the New York edition with the headline: Massachusetts Battery Start-Up to List on Stock Exchange

https://www.nytimes.com/2025/12/18/business/energy-environment/factorial-electric-vehicle-battery-spac.html 3/3

Set forth below are social media posts that Factorial uploaded to X and LinkedIn on December 18, 2025 in connection with the proposed Business Combination.

Set forth below is a social media post that Dr. Siyu Huang, Factorial's Co-founder and CEO, uploaded to LinkedIn on December 18, 2025 in connection with the proposed Business Combination.

Set forth below is an internal company communication to employees and certain independent contractors of Factorial via email on December 18, 2025 in connection with the proposed Business Combination.

Thursday, December 18, 2025 at 11:06:06 Eastern Standard Time

Subject: Today's Announcement
Date: Thursday, December 18, 2025 at 8:42:51 AM Eastern Standard Time
From: Dan Jossman
To: All Employees
CC: Siyu Huang
Attachments: image001.png, image002.png, image003.png, image004.png

From the Office of Siyu Huang, Co-founder and Chief Executive Officer

Team,

I have a very exciting announcement that I'm proud to share with you. Today, we announced that we have entered into a Business Combination Agreement with a company called Cartesian Growth Corporation III. Cartesian is a SPAC that is listed on the NASDAQ, and this agreement marks our first major step towards combining with Cartesian and becoming a publicly listed company. The business combination values Factorial at approximately $1.1 billion on a pre-money, pre-merger basis. The Combination also includes $100 million in new capital committed by institutional investors in a private placement (the "PIPE").

Cartesian is led by Peter Yu, who is an extremely experienced investor and executive, as well as a former White House economic policy advisor. Factorial was very selective in choosing a SPAC partner, and I'm thrilled that we are partnering with the Cartesian team, as they are world-class and will be a very valuable enabler of our success.

This event is both a tremendous validation of our collective achievements, and the progress Factorial has made, as well a strategic enabler for the company - a listing on the Nasdaq is expected to provide the capital and enhanced visibility to help us drive commercial adoption of our products. To be clear, what has been announced today is the very start of the deSPACing process, and the company is now working through various closing workstreams, which, once complete, will combine Factorial with Cartesian and officially makes us publicly listed. We expect to close mid-2026, and will keep you all apprised on our progress.

There are also some very important housekeeping points for us to address:

1. Trading restrictions

    a. The SPAC's ticker symbol is included in the press release.
    Effective immediately, you may not buy, sell, or otherwise trade in the SPAC's securities (including units, common stock, warrants, or options), and you may not recommend or encourage others to trade. This is because, as employees of Factorial, we may have access to material nonpublic information, and insider trading laws apply even if you believe you're acting on public news only. Please refer to the insider trading policy in our Code of Conduct. For any questions on this topic, please reach out to Jason Duva (jd1@factorialenergy.com).

2. External Communications

    a. Any external or public communication about Factorial must go through legal review before being shared. This includes posts, comments, articles, interviews, podcasts, conference remarks, and social media activity (including LinkedIn, X,

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Reddit, and similar platforms). If you want to engage with Factorial posts on LinkedIn, you may repost/share the company's content **as-is**. Please do not add your own commentary to the repost (even positive commentary!), as these statements would require review.

3. Inbound inquiries and requests for comment

    a. We may receive a higher volume of inbound requests for information from external parties. If anyone reaches out to you for comment or information about Factorial (including "off the record" requests), do not respond and forward the request to Danielle immediately (danielle.kershner@factorialenergy.com).

    b. If the nature of the inquiry is one that in context does not make sense to forward – for example, a vendor you frequently work with asking "How's everything going at Factorial?" – you can reply with a polite, generic statement that does not convey facts or imply outcomes, for example "All good on our end, thanks for asking". If they ask about the transaction, you can refer them to our press release and Cartesian's public filings.

4. Equity and Options

    a. We know one of the biggest questions is how stock options work in a public-company context. To confirm at a high level: after we become public and once any applicable lockup periods expire and trading windows allow, shares acquired from exercising options can generally be sold in the public market, subject to the laws, rules and policies that will apply at that time. We are starting work to put the right systems, processes, and resources in place to support this (including equity administration and trading compliance). We will provide training and detailed guidance as we make progress and get close to the trading window, including what you can do, when you can do it, and how to do it correctly.

To be clear, these rules apply to **everyone** at Factorial, not just the executive team, or the team that had worked on the deal.

Everyone here should feel a huge sense of pride and accomplishment. We are recognized as a key player in next-generation battery technology, and this is a significant step forward towards our goal of becoming the undisputed leader. We accomplished a ton in 2025, and especially in this last quarter we have been on fire with goals we've hit. Take a moment to catch your breath and spend time with family over the holidays and then let's carry this momentum forward into 2026 and build something remarkable.

All the best,
Siyu

Factorial

Siyu Huang, PhD/MBA

Founder and CEO

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Factorial Inc.

Cell: +1 (607) 280-5813

Office: +1 (617) 315-9733

Fax: +1 (781) 281-1068

IMPORTANT: This message may contain information that is privileged or confidential. If you received this transmission in error, please notify the sender by reply e-mail and delete the message and any attachments.

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Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) pursuant to that certain Business Combination Agreement (“BCA”), dated as of December 17, 2025, by and among Cartesian Growth Corporation III, a Cayman Islands exempted company (“CGC”), Fenway MS, Inc., a Delaware corporation (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”). The proposed Business Combination will be submitted to shareholders of CGC for their consideration. CGC and Factorial intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include preliminary and definitive proxy statements to be distributed to CGC’s shareholders in connection with CGC’s solicitations of proxies from CGC’s shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, CGC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Factorial stockholders and CGC shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, CGC shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by CGC in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about CGC, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by CGC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Forward-Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; financing, including the private placement of common stock in connection with the proposed Business Combination (the “PIPE”), and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in communication, and on the current expectations of Factorial’s and CGC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Factorial and CGC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcement or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; ability to successfully consummate the PIPE, or obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against CGC or Factorial related to the proposed Business Combination; the effects of competition on Factorial’s future business; the approval by CGC’s public shareholders of the Business Combination and related transactions, the amount of redemption requests made by CGC’s public shareholders. Additional risks related to Factorial’s business include, but are not limited to: the development of batteries is complex and the timing of development cannot be assured; delays in the development of its batteries could adversely affect Factorial’s business and prospects; Factorial may be unable to adequately control the costs associated with its operations and the components necessary to develop and commercialize its solid-state battery technology; Factorial may not be able to accurately estimate the future supply and demand for its batteries, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue and profits; Factorial’s expectations and targets regarding when it will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by Factorial, and if these assumptions or analyses prove to be incorrect, Factorial may not achieve these milestones when expected or at all; if Factorial’s existing customers with whom it has collaboration agreements do not make subsequent purchases from it, Factorial will not receive revenue from such customers, and its results of operations would be adversely impacted; Factorial is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses from operations; Factorial’s business plan has yet to be tested, and it may not succeed in executing on its strategic plans, including commercialization; Factorial relies heavily on its intellectual property portfolio, and if it is unable to protect its intellectual property rights, Factorial’s business and competitive position would be harmed; Factorial’s patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on its ability to prevent others from interfering with its commercialization of its products; governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject Factorial to liability or loss of contracting privileges, limit its ability to transfer technology or compete in certain markets and affect its ability to hire qualified personnel; and changes in U.S. and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and Factorial’s business, financial condition, results of operations and prospects. Additional risks related to CGC include those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus for its initial public offering filed with the SEC on May 5, 2025 (“CGC IPO Final Prospectus”), and in those documents that CGC has filed, or will file, with the SEC. If any of these risks materialize or CGC’s or Factorial’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor Factorial presently know or that CGC and Factorial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CGC’s and Factorial’s expectations, plans, or forecasts of future events and views as of the date of this communication and are qualified in their entirety by reference to the cautionary statements herein. CGC and Factorial anticipate that subsequent events and developments will cause CGC’s and Factorial’s assessments to change. These forward-looking statements should not be relied upon as representing CGC’s and Factorial’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither CGC, Factorial nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

CGC, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from CGC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding CGC’s directors and executive officers, and a description of their interests in CGC is contained in the CGC IPO Final Prospectus, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement or for any other document that CGC and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by CGC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.